UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong

(+852) 9171-0926

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On October 3, 2024, Wellchange Holdings Company Limited (the “Company”) closed its initial public offering (the “IPO” or the “Offering”) of 2,000,000 ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), 1,100,000 of which are being offered by the Company and 900,000 by a selling shareholder (the “Selling Shareholder”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276946), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 30, 2024. The Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “WCT” on October 2, 2024.

In connection with the IPO, the Company and the Selling Shareholder entered into an underwriting agreement, dated October 1, 2024, with Dominari Securities LLC (the “Representative”) (the “Underwriting Agreement”), a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

On October 3, 2024, the Company also issued to the Representative warrants to purchase up to 38,500 Ordinary Shares (the “Representative’s Warrant”), a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

In connection with the IPO, the Company issued a press release on October 1, 2024 announcing the pricing of the Offering and a press release on October 3, 2024 announcing the closing of the Offering, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024

Wellchange Holdings Company Limited

By:	/s/ Shek Kin Pong
Name:	Shek Kin Pong
Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
4.1	Representative’s Warrant
10.1	Underwriting agreement dated October 1, 2024 by and between the Company and Representative
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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